August 1, 02 Rec'd

VF 9-16-02

02053284

D STATES
(CHANGE COMMISSION
)n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/01 (MM/DD/YY) AND ENDING 5/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beyer + Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
AUG 0 1 2002
535

Davenport (City) IA (State) 52807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey + Pullen LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 9-16-02

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Beyer & Co.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Beyer & Co. as of May 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beyer & Co. as of May 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Davenport, Iowa
July 11, 2002

BEYER & CO.

STATEMENT OF FINANCIAL CONDITION
May 31, 2002

ASSETS		
Cash (Note 7)	$	443,779
Receivables:		
Employee		500
Other		90,782
Securities owned, at market value (Note 2)		4,971
Prepaid expenses		11,538
Furniture and equipment, less accumulated depreciation of $88,683		11,962
Deposits with clearing organization		56,123
Note receivable from stockholder		33,074
	$	652,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities, accounts payable and accrued expenses	$	112,485
Commitments and Contingencies (Note 4)		
Stockholders' Equity:		
Common stock, par value $100 per share; authorized 500 shares; issued and outstanding 114.5 shares		11,450
Additional paid-in capital		578,426
Accumulated deficit		(49,632)
		540,244
	$	652,729

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

The Company operates as a broker/dealer in securities serving individual and institutional customers in the Davenport and Dubuque, Iowa regions.

On February 4, 2000, the Company received regulatory approval with respect to its conversion from self-clearing to being fully-disclosed through a clearing broker/dealer. As a result, the Company now operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis and promptly transmit all customer funds and securities to its clearing broker/dealer.

Significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments purchased with a maturity of three months or less other than those held for sale in the ordinary course of business.

Furniture and equipment: Furniture and equipment is carried at cost and depreciation is computed primarily by declining-balance methods.

Securities transactions: Proprietary security transactions, commission revenue and related expenses are recorded on a trade date basis. Securities owned are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Note 2. Securities Held for Investment

Securities held for investment at quoted market values are summarized as follows:

Municipal Bonds	$ 4,971

Note 3. Notes Payable

The Company has a demand, variable balance bank note with a maximum credit of $500,000, secured by certain assets and the personal guarantees of the officers of the Company. The note bears interest at a rate of prime (prime currently at 4.75%) plus .25% and expires December 27, 2002. As of May 31, 2002, the Company had no borrowings under this agreement.

Note 4. Related Parties and Lease Commitments

The Company leases office space under a five-year lease agreement from a partnership which is comprised of certain stockholders and employees of the Company. The agreement calls for monthly payments of $3,500 and expires in March 2003.

The total rental payments made under the above agreement for the year ended May 31, 2002 were $42,000.

The Company leases various office equipment. The various agreements call for monthly payments of approximately $1,400 in total and the various agreements expire on dates ranging from April 2004 to April 2005.

Note 5. Income Tax Matters

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As of May 31, 2002, the Company had net capital and net capital requirements of $470,473 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

Note 7. Concentration of Credit Risk

The Company maintains bank accounts whose balance exceeded federal insured limits by approximately $188,000 as of May 31, 2002. In the opinion of management, no material risk of loss exists due to the bank's strong financial condition.